Exhibit 99.1
VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) dated as of March 30, 2015, is entered into by and among the parties identified on the signature page hereto (collectively, the “Shareholders”).

WHEREAS, the Shareholders are the beneficial owners of certain shares of common stock, par value $0.10 per share (the “Common Stock”), of Volt Information Sciences, Inc., a New York corporation (“Volt”);

WHEREAS, Volt, Glacier Peak Capital LLC, a Washington limited liability company (“GP LLC”), Glacier Peak U.S. Value Fund, L.P., a Washington limited partnership (“GP LP”), and John C. Rudolf, have entered into a letter agreement (the “Agreement”) with respect to matters related to the 2015 annual meeting (the “Annual Meeting”) of shareholders of Volt (capitalized terms used but not defined herein have the meanings set forth in the Agreement);

WHEREAS, the Agreement contemplates that GP LLC, GP LP, John C. Rudolf and the other Shareholders signatory hereto will enter into a voting agreement in connection with the voting of shares of Common Stock beneficially owned by them as of the record date for the 2015 annual meeting of shareholders (“Covered Shares”) in favor of (x) the approval of the Amendment and (y) the election of each of the Company Nominees;

NOW THEREFORE, the Shareholders agree as follows:

1.   Voting Agreement.  Each Shareholder hereby severally and not jointly agrees that all Covered Shares beneficially owned by it shall be represented in person or by proxy at the Annual Meeting and that such Shareholder shall vote, or cause to be voted, all such Covered Shares in favor of the Amendment and in favor of the election of each of the Company Nominees. Each Shareholder shall deliver a duly executed proxy with respect to its Covered Shares voted in accordance with the requirements of this Agreement to Volt not less than five business days prior to the Annual Meeting, whether or not such Shareholder intends to appear in person at the Annual Meeting, and shall confirm such delivery in writing or by electronic mail to each of the other Shareholders. For the avoidance of doubt, (i) in the case of GP LLC, Covered Shares shall include all shares in which GPC LLC holds an irrevocable proxy pursuant to that certain Voting Agreement and Irrevocable Proxy dated as of October 28, 2014 by and among Glacier Peak Capital LLC, Jerome Shaw, Joyce Cutler-Shaw, The Jerome and Joyce Shaw Family Trust U/D/T dated 8/6/1969, and The Rachel Lynn Shaw Trust U/D/T dated 11/23/2001, and (ii) in the case of Deborah Shaw and Linda Shaw, Covered Shares shall not include shares as to which such Shareholder has shared voting power, but such Shareholder agrees to use her reasonable best efforts to cause such shares to be voted in the same manner as the Covered Shares.

2.   Representations and Warranties.  Each Shareholder severally and not jointly represents that this Agreement constitutes a valid and binding obligation of such Shareholder, enforceable in accordance with its terms, and that, as of the date hereof, such Shareholder beneficially owns the shares of Common Stock set forth on Exhibit A.

3.   Termination.  This Agreement, and all rights and obligations of the parties hereunder, including the irrevocable proxy granted herein, shall terminate on the completion of the Annual Meeting.

4.   Miscellaneous.

(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b)    If any term, provision or covenant herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants herein and the application thereof to any other circumstances shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

(c)    Each of the Shareholders (a) irrevocably and unconditionally consents to the personal jurisdiction and venue of the federal or state courts located in New York County, New York; (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it shall not bring any action relating to this Agreement or otherwise in any court other than the such courts; and (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum. The parties agree that mailing of process or other papers in connection with any such action or proceeding to the address set forth on Exhibit A or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof. Each of the Shareholders, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waives any right that such party may have to a trial by jury in any litigation based upon or arising out of this Agreement or any related instrument or agreement, or any of the transactions contemplated thereby, or any course of conduct, dealing, statements (whether oral or written), or actions of any of them. No party shall seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived.

(d)    The Shareholders each acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach hereof, (a) the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages; (b) the breaching party will not plead in defense thereto that there would be an adequate remedy at law; and (c) the breaching party agrees to waive any applicable right or requirement that a bond be posted by the non-breaching party. Such remedies will not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

(e)    This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, and this Agreement is not intended to confer upon any other person any rights or remedies hereunder.

(f)    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

(g)    The parties shall execute such further documents and do any and all such further things as may be necessary to implement and carry out the intent of this Agreement.

[Signature page on next page]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first written above.

GLACIER PEAK CAPITAL LLC

By:	/s/ John C. Rudolf
Name:	John C. Rudolf
Title:	President

GLACIER PEAK US VALUE FUND, L.P.

By:	/s/ John C. Rudolf
Name:	John C. Rudolf
Title:	President

/s/ John C. Rudolf
John C. Rudolf

/s/ Deborah Shaw
Deborah Shaw

/s/ Linda Shaw
Linda Shaw

EXHIBIT A

Glacier Peak Capital LLC
Glacier Peak U.S. Value Fund, L.P.
500 108th Avenue N.E.
Suite 905
Bellevue, WA 98004

1,776,111 shares beneficially owned by Glacier Peak U.S. Value Fund, L.P.
2,472,130 shares subject to the irrevocable proxy pursuant to that certain Voting Agreement and Irrevocable Proxy dated as of October 28, 2014

John C. Rudolf
c/o Glacier Peak Capital LLC
500 108th Avenue N.E.
Suite 905
Bellevue, WA 98004

406,714 shares

Linda Shaw
215 Sandy Pond Road
Lincoln, MA 01773

1,315,990 shares

Deborah Shaw
2908 Maple Avenue
Manhattan Beach, CA 90266

1,528,580 shares